SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                             SPACEHAB, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    846243103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               Tejas Incorporated (formerly Westech Capital Corp.)
                               8226 Bee Caves Road
                               Austin, Texas 78746
                Attention: President and Chief Operating Officer
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 2005
--------------------------------------------------------------------------------
            (Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. [ ]

                         (Continued on following pages)

----------------------------                           -------------------------
CUSIP No. 846243103                    13D                  Page 2 of 8

----------------------------                           -------------------------
--------------------------------------------------------------------------------
      1.    Name of Reporting Persons
            I. R. S. Identification Nos. of Above Persons (entities only)

            Tejas Incorporated (formerly Westech Capital Corp.)
            13-3577716

--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group
            (See Instructions)                                      (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions): WC
--------------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

Number of       7.    Sole Voting Power                                 151,400
Shares
Beneficially    8.    Shared Voting Power                           541,332 (1)
Owned by Each
Reporting       9.    Sole Dispositive Power                            151,400
Person With:
                10.   Shared Dispositive Power                      541,332 (1)

--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     692,732 (1)
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                          [ ]
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)          5.5% (2)
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

(1) Tejas Incorporated and Tejas Securities Group, Inc., a wholly-owned subsidiary of Tejas Incorporated, share voting and dispositive power with respect to 541,332 shares of common stock, which are held in a proprietary trading account of Tejas Securities Group, Inc.

(2) Assumes a total of 12,644,127 shares outstanding, based on the amount reported in SPACEHAB, Incorporated's most recent Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005.

----------------------------                           -------------------------
CUSIP No. 846243103                    13D                  Page 3 of 8

----------------------------                           -------------------------
--------------------------------------------------------------------------------
      1.    Name of Reporting Persons
            I. R. S. Identification Nos. of Above Persons (entities only)

            Tejas Securities Group, Inc.
            74-2696352

-----------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group
            (See Instructions)                                    (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
      3.    SEC Use Only
-----------------------------------------------------------------------------
      4.    Source of Funds (See Instructions): WC
-----------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is Required
            Pursuant to Items 2(d) or 2(e)                            [ ]
-----------------------------------------------------------------------------
      6.    Citizenship or Place of Organization:  Texas
-----------------------------------------------------------------------------

Number of       7.    Sole Voting Power                                       0
Shares
Beneficially    8.    Shared Voting Power                           541,332 (1)
Owned by Each
Reporting       9.    Sole Dispositive Power                                  0
Person With:
                10.   Shared Dispositive Power                      541,332 (1)

--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   541,332 (1)
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)          4.3% (2)
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)                 CO
--------------------------------------------------------------------------------

(1) Tejas Incorporated and Tejas Securities Group, Inc., a wholly-owned subsidiary of Tejas Incorporated, share voting and dispositive power with respect to 541,332 shares of common stock, which are held in a proprietary trading account of Tejas Securities Group, Inc.

(2) Assumes a total of 12,644,127 shares outstanding, based on the amount reported in SPACEHAB, Incorporated's most recent Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005.

----------------------------                           -------------------------
CUSIP No. 846243103                    13D                  Page 4 of 8

----------------------------                           -------------------------
--------------------------------------------------------------------------------
      1.    Name of Reporting Persons
            I. R. S. Identification Nos. of Above Persons (entities only)

            John Joseph Gorman and Tamra I. Gorman
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group
            (See Instructions)                                    (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions):
                                      John Joseph Gorman-PF; Tamra I. Gorman-OO
--------------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization: United States
--------------------------------------------------------------------------------
Number of       7.    Sole Voting Power                             187,783 (1)
Shares
Beneficially    8.    Shared Voting Power                                     0
Owned by Each
Reporting       9.    Sole Dispositive Power                        187,783 (1)
Person With:
                10.   Shared Dispositive Power                                0

--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    187,783 (1)
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions)                                  [ ]
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)         1.5% (2)
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)                IN
--------------------------------------------------------------------------------

(1) Mr. Gorman has sole voting and dispositive power with respect to 187,783 shares of common stock, which are held in his 401(k) account.

(2) Assumes a total of 12,644,127 shares outstanding, based on the amount reported in SPACEHAB, Incorporated's most recent Quarterly Report on Form 10-Q for the fiscal quarter year ended March 31, 2005.

----------------------------                           -------------------------
CUSIP No. 846243103                    13D                  Page 5 of 8

----------------------------                           -------------------------

                                  SCHEDULE 13D

      This Amendment No. 3 (this "Amendment") relates to the Schedule 13D filed on behalf of (i) Tejas Incorporated (formerly Westech Capital Corp.), a Delaware corporation ("Tejas"), (ii) Tejas Securities Group, Inc., a Texas corporation ("Tejas Securities"), (iii) John Joseph Gorman and (iv) Tamra I. Gorman (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on September 14, 2004, as amended by Amendment No. 1 filed on October 18, 2004, as amended by Amendment No. 2 filed on October 29, 2004 (the "Schedule 13D"), relating to the shares of common stock (the "Common Stock") of SPACEHAB, Incorporated (the "Issuer"). Information with respect to each person filing this statement is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.

      Mr. Gorman's beneficial ownership of shares of Common Stock, as set forth in the previously filed Schedule 13D, included (i) 431,225 shares of Common Stock, which were held in his 401(k) account, (ii) 52,344 shares of Common Stock, which were held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee (the "Ryleigh Gorman Trust"), and (iii) 52,343 shares of Common Stock, which were held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee (the "John Joseph Gorman V Trust" and together with the Ryleigh Gorman Trust, the "Trusts"). Further, because at the time of the previously filed Schedule 13D Mr. Gorman owned 58% of the common stock of Tejas, Mr. Gorman's beneficial ownership of shares of Common Stock, as set forth in such filing, included (i) 151,400 shares of Common Stock, which were held by Tejas and (ii) 541,332 shares of Common Stock, which were held in a proprietary trading account of Tejas Securities.

      On July 27, 2005, all of the shares of Common Stock held by the Trusts were sold, and, therefore, Mr. Gorman no longer beneficially owns the Common Stock previously held by the Trusts. In addition, on July 27, 2005, 243,442 shares of Common Stock held by Mr. Gorman's 401(k) account were sold. Further, as of the date hereof, Mr. Gorman no longer holds a majority of the common stock of Tejas, and, as a result, he disclaims beneficial ownership of the shares of Common Stock that are beneficially owned by Tejas and Tejas Securities This Statement effectively terminates Mr. Gorman's obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because, as of July 27, 2005, Mr. Gorman is the beneficial owner of less than 5% of the outstanding Common Stock of the Issuer.

      Mrs. Gorman's beneficial ownership of shares of Common Stock, as set forth in the previously filed Schedule 13D, included (i) 52,344 shares of Common Stock, which were held by the Ryleigh Gorman Trust, and (ii) 52,343 shares of Common Stock, which were held by the John Joseph Gorman V Trust. On July 27, 2005, all of the shares of Common Stock held by the Trusts were sold, and therefore, Mrs. Gorman no longer beneficially owns the Common Stock previously held by the Trusts. This Statement effectively terminates Mrs. Gorman's obligations under Section 13(d) of the Exchange Act because, as of July 27, 2005, Mrs. Gorman is the beneficial owner of less than 5% of the outstanding Common Stock of the Issuer.

      Items 3 and 5 of the Schedule 13D are amended and supplemented as follows:

----------------------------                           -------------------------
CUSIP No. 846243103                    13D                  Page 6 of 8

----------------------------                           -------------------------

Item 3. Source and Amount of Funds

      As of the date hereof, Tejas directly holds 151,400 shares of Common Stock. Tejas acquired those shares prior to such date. The source of funds used to acquire such shares was the working capital of Tejas. The net investment cost (excluding commissions, if any) of the shares of Common Stock held by Tejas is $582,056.

      On September 13, 2004, Tejas Securities transferred 541,332 shares of Common Stock from a market-making account to its proprietary trading account. The net investment cost (excluding commissions, if any) of the shares of Common Stock held by Tejas Securities is $2,004,523.

      As of the date hereof, Mr. Gorman, through holdings in Mr. Gorman's 401(k) account, beneficially owns 187,783 shares of Common Stock. These shares were acquired at various times prior to such date. The source of the funds used to acquire such shares was the personal funds of Mr. Gorman. The net investment cost (excluding commissions, if any) of the shares of Common Stock held by Mr. Gorman is $225,431.

Item 5. Interest in Securities of the Issuer

      (a) As of the date hereof, Tejas beneficially owns in the aggregate 692,732 shares of Common Stock, 151,400 of which are held directly by Tejas and 541,332 of which are held in a proprietary trading account for Tejas Securities, which represents 5.5% of the Issuer's outstanding Common Stock, which such percentage was calculated by dividing (i) the 692,732 shares of Common Stock beneficially owned by Tejas as of the date hereof, by (ii) 12,664,127 shares of Common Stock outstanding, based upon the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005.

      As of the date hereof, Tejas Securities beneficially owns 541,332 shares of Common Stock, which represents 4.3% of the Issuer's outstanding Common Stock, which such percentage was calculated by dividing (i) the 541,332 shares of Common Stock beneficially owned by Tejas Securities as of the date hereof, by
(ii) 12,664,127 shares of Common Stock outstanding, based upon the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005.

      As of the date hereof, Mr. Gorman beneficially owns in the 187,783 shares of Common Stock, which represents 1.5% of the Issuer's outstanding Common Stock, which such percentage was calculated by dividing (i) the 187,783 shares of Common Stock beneficially owned by Mr. Gorman as of the date hereof, by (ii) 12,664,127 shares of Common Stock outstanding, based upon the Issuer's Quarterly Report on Form 10-Q filed for the fiscal quarter ended March 31, 2005.

      In addition, as of the date hereof, Mr. Inglehart, a director of Tejas and Tejas Securities, beneficially owns 7,500 shares of Common Stock, which shares are held directly by his spouse.

----------------------------                           -------------------------
CUSIP No. 846243103                    13D                  Page 7 of 8

----------------------------                           -------------------------

      (b) Tejas has sole voting and dispositive power with respect to 151,400 shares of Common Stock. Tejas has shared voting and dispositive power with respect to 541,332 shares of Common Stock with Tejas Securities.

      Tejas Securities has shared voting and dispositive power with respect to 541,332 shares of Common Stock with Tejas.

      Mr. Gorman has sole voting and dispositive power with respect to 187,783 shares of Common Stock held in his 401(k) account.

      The filing of this Schedule 13D shall not be construed as an admission that Tejas or Tejas Securities is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 187,783 shares of Common Stock held in Mr. Gorman's 401(k) account.

      The filing of this Schedule 13D shall not be construed as an admission that Mr. Gorman is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 692,732 shares of Common Stock beneficially owned by Tejas or any of the 541,332 shares of Common Stock beneficially owned by Tejas Securities.

      (c) In addition to the purchases or sales of the Issuer's Common Stock listed in Item 5(c) of the Schedule 13D, the following is a list of all purchases or sales of the Issuer's Common Stock by the Reporting Persons within the past 60 days:

            On July 27, 2005, Mr. Gorman, through holdings in his 401(k) account, sold 243,442 shares of Common Stock at a price of $1.80 per share.

            On July 27, 2005, Mr. Gorman and Mrs. Gorman, through holdings in the Ryleigh Gorman Trust, sold 52,344 shares of Common Stock at a price of $1.80 per share.

            On July 27, 2005, Mr. Gorman and Mrs. Gorman, through holdings in the John Joseph Gorman V Trust, sold 52,343 shares of Common Stock at a price of $1.80 per share.

      (d)   Not Applicable.

      (e) As of July 27, 2005, each of Mr. Gorman and Mrs. Gorman ceased to be beneficial owners of 5% or more of the outstanding Common Stock of the Issuer.

----------------------------                           -------------------------
CUSIP No. 846243103                    13D                  Page 8 of 8

----------------------------                           -------------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 2, 2005               Tejas Incorporated


                                    By:  /s/  Kurt J. Rechner
                                        --------------------------------
                                        Kurt J. Rechner, President
                                        and Chief Operating Officer


                                    Tejas Securities Group, Inc.


                                    By:  /s/  Kurt J. Rechner
                                       ---------------------------------
                                       Kurt J. Rechner, President
                                       and Chief Operating Officer


                                    /s/ John Joseph Gorman
                                    ------------------------------------
                                    John Joseph Gorman


                                    /s/  Tamra I. Gorman
                                    ------------------------------------
                                    Tamra I. Gorman